EXHIBIT 99.1

Himax Technologies, Inc. Announces Divestiture of Emza Visual Sense Subsidiary

TAINAN, Taiwan, Oct. 28, 2022 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced that it has divested its wholly owned subsidiary Emza Visual Sense Ltd. (“Emza”), a company dedicated to the development of proprietary vision machine-learning algorithms. Following the transaction, Himax will continue to partner with Emza. The divestiture will not affect the existing business with the leading laptop customer where Himax continues to be the supplier for the leading-edge ultralow power AI processor and always-on CMOS image sensor.

WiseEyeTM, Himax’s total solution for ultralow power AI image sensing, includes Himax proprietary AI processors, CMOS image sensors, and CNN-based machine-learning AI algorithms, all featuring unique characteristics of ultralow power consumption. For the AI algorithms, Himax has historically adopted a business model where it not only develops its own solutions through an in-house algorithm team and Emza, a fully owned subsidiary before the divestiture, but also partners with multiple third-party AI algorithm specialists as a way to broaden the scope of application and widen the geographical reach. Moving forward, the AI business model will be unchanged where the Company will continue to develop its own algorithms and work with third-party algorithms partners, including Emza.

The Company continues to collaborate with its ecosystem partners to jointly make the WiseEye AI solution broadly accessible to the market, aiming to scale up adoption in numerous relatively untapped end-point AI markets. Tremendous progress has been made so far in areas such as laptop, desktop PC, automatic meter reading, video conference device, shared bike parking, medical capsule endoscope, automotive, smart office, battery cam and surveillance, among others. Additionally, Himax is committed to strengthening its WiseEye product roadmap while retaining its leadership position in ultralow power AI processor and image sensor. By targeting even lower power consumption and higher AI inference performance that leverage integral optimization from hardware to software, the Company believes it can capture the vast end-point AI opportunities presented ahead.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, AMOLED ICs, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D Sensing and ultralow power AI Image Sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, and the US. Himax has 2,980 patents granted and 417 patents pending approval worldwide as of September 30, 2022. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

https://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2021 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us